Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Printera Inc.
7930 SW Jack James Dr.
Stuart, FL 34997
https://printera3d.com/

Up to $1,234,997.08 in Common Stock at $1.64
Minimum Target Amount: $14,999.44

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Printera Inc.
Address: 7930 SW Jack James Dr., Stuart, FL 34997
State of Incorporation: FL
Date Incorporated: February 19, 2020

Terms:

Equity

Offering Minimum: $14,999.44 | 9,146 shares of Common Stock
Offering Maximum: $1,234,997.08 | 753,047 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.64
Minimum Investment Amount (per investor): $249.28

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Reservation Bonus

All Reservation Holders in the StartEngine Campaign Page will receive 5% bonus shares.

Loyalty Bonus

Friends, family, and previous investors and customers will receive 7% bonus shares.

Time Based Perks

Super Early Birds: Invest within the first 72 hours and receive 15% bonus shares

Early Bird Bonus: Invest within the first two weeks and receive 10% bonus shares

Flash Perk: Invest on 45th - 51th day of the offering and receive 7% bonus shares

Blitz Perk: Invest on 65th - 71th day and receive 5% bonus shares

Volume-Based Perks

Tier 1

Invest $1,000+ and Printera will include your name on an artificial reef, to be donated to Florida Oceanographic Society, or other similar environmental charity organization. Your name commemorated on a founding investors plaque in the Printera HQ.

Tier 2

Invest $5,000+ and receive 2% bonus shares. Printera will include your name on an artificial reef, to be donated to Florida Oceanographic Society, or other similar environmental charity organization. Your name commemorated on a founding investors plaque in the Printera HQ. Invitation to Printera Investor open house event, where investors can get hands-on experience with the robots, and design a planter in real time.

Tier 3

Invest $10,000+ and receive 5% bonus shares. Printera will include your name on an artificial reef, to be donated to Florida

Oceanographic Society, or other similar environmental charity organization. Your name commemorated on a founding investors plaque in the Printera HQ. Invitation to Printera Investor open house event, where investors can get hands-on experience with the robots, and design a planter in real time. Exclusive 30 minute Zoom meeting with the executive team.

Tier 4

Invest $25,000+ and receive 10% bonus shares. You will receive the non-bonus share perks listed in Tier 3, and you may choose either an exclusive 30 minute Zoom meeting with the executive team or private tour of our print operation for Q&A.

Tier 5

Invest $50,000+ and receive 15% bonus shares. You will receive the non-bonus share perks listed in Tier 3, and you may choose either an exclusive 30 minute Zoom meeting with the executive team or private tour of our print operation for Q&A. You will also receive an invitation to a private investor dinner in South Florida.

*Lodging and travel will not be included in any of the Perks offered.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Printera will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.64 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $164. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus and the Reservations Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Printera aims to revolutionize the construction industry by leveraging advanced 3D concrete printing technology to produce high-precision architectural elements and construction features. Our innovative approach addresses the challenges of affordability and customization in both residential and commercial construction, offering a cost-effective solution that enhances design freedom and efficiency. By producing elements in a controlled environment, we believe we ensure superior quality, reduce waste, and minimize on-site construction time.

Business Model

Printera's business model focuses on the fabrication and sale of custom 3D-printed concrete elements for diverse construction projects. We target both the residential and commercial construction markets, delivering high-quality, custom-designed components that meet specific client needs. Our revenue streams include direct sales of printed elements, partnerships with construction firms, and ongoing development projects such as affordable housing and commercial facades. We continually expand our production capacity and market reach to capitalize on the growing demand for innovative construction solutions.

Intellectual Property

Printera is committed to advancing its technological edge through robust intellectual property development. We currently have one patent pending and multiple trade secrets under refinement for future patent applications. We believe our

proprietary post-processing methods and unique printing techniques distinguish us from competitors.

Corporate Structure

Printera Inc. was initially organized as Sailfish Creative LLC, a Florida limited liability company on February 19, 2020. Then the entity underwent a name change on March 16, 2021, to Printed Patios LLC. Then on September 2, 2022, the name was changed to Printed Patio LLC. On November 17, 2023, the company changed names to Printera LLC. Then on July 15, 2024 the LLC was converted to a Florida corporation named Printera Inc.

Competitors and Industry

Competitors

In the competitive landscape of 3D concrete printing, Printera faces competition from companies like Pikus 3D and Madco 3D.

Pikus 3D, with a two-year market lead and significant capital resources, and Madco 3D, still establishing its market presence, are our primary competitors.

Printera differentiates itself through superior pricing, exceptional print quality, and innovative design capabilities. Our controlled production environment further enhances our competitive edge by ensuring consistent quality and reducing production delays.

Industry

The global construction industry, valued at over $10 trillion, is undergoing significant transformation driven by urbanization, population growth, and the need for sustainable infrastructure. The residential housing market faces a critical shortage, necessitating efficient and affordable building solutions. Printera's 3D printing technology can offer scalable solutions that reduce construction time and costs while maintaining high-quality standards. Additionally, we believe our commitment to environmental sustainability positions us at the forefront of the industry's shift towards eco-friendly practices.

Current Stage and Roadmap

Current Stage

Printera is currently in the active sales phase, having achieved $110k in sales in 2023, and $178k YTD through August 15, 2024 with a target of $300k for 2024. We have successfully collaborated with prominent companies on significant projects, including the first 3D-printed reef in Florida, NYC's first concrete 3D printing project, and various residential and commercial ventures. Our ongoing projects and strategic partnerships underscore our market traction and growth potential. We continue to develop new opportunities, including tiny homes in Big Cypress National Park and affordable housing initiatives.

In 2024 Printera signed a contract with a global leader in infrastructure elements for the pilot production of 6 different infrastructure components, along with a material testing phase. The first phase of the project is complete and discussions are underway for continued partnership and production fulfillment.

Future Roadmap

Looking ahead, Printera aims to expand its capabilities and market presence by increasing production capacity, enhancing sales efforts, and refining our patented post-processing methods. We plan to focus on printing complete homes to demonstrate our technology's viability for whole-home construction. Our future milestones include launching new residential and commercial projects, developing sustainable construction practices, and securing additional intellectual property. By driving innovation and expanding our market reach, we believe Printera is poised to lead the future of the construction industry.

The Team

Officers and Directors

Name: Justin D'Angelo

Justin D'Angelo's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Board Member and principal accounting officer
  Dates of Service: April, 2021 - Present
  Responsibilities: Justin oversees business development, growth, strategy and operations. He receives an annual salary

of $40,000 and owns 45.54% of the company's voting rights.

Other business experience in the past three years:

- Employer: International Market Centers
  Title: Agile Scrum delivery lead
  Dates of Service: March, 2020 - November, 2022
  Responsibilities: Responsible for agile project deliveries for internal applications. Acted as a team lead and product owner between users and development teams.

Name: Justin Sheinberg

Justin Sheinberg's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer, Board Member
  Dates of Service: November, 2023 - Present
  Responsibilities: As COO of Printera, Justin oversees the operations of the facility and robotics, managing research and development, material testing, design optimization, and print/design workflows. With a deep appreciation for biomimicry and advanced skills in algorithmic design and AI, Justin drives Printera's mission to create sustainable, efficient, and aesthetically compelling structures. He receives an annual salary of $40,000.

Other business experience in the past three years:

- Employer: Sinter Form Designs
  Title: Founder
  Dates of Service: June, 2021 - October, 2023
  Responsibilities: Justin handled all operations, logistics, design, marketing, and communications.

Other business experience in the past three years:

- Employer: EDSA
  Title: Virtual Design and Construction Manager
  Dates of Service: September, 2019 - August, 2022
  Responsibilities: Created workflows for modeling in BIM and trained design team on how to model designs using Rhino and Grasshopper.

Name: Cody Gatts

Cody Gatts's current primary role is with Florida Power & Light. Cody Gatts currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Managing Partner, Board Member (Part-Time)
  Dates of Service: July, 2021 - Present
  Responsibilities: Cody is managing partner and webmaster. He owns 10.98% of the company's equity.

Other business experience in the past three years:

- Employer: Florida Power & Light
  Title: Agile Leader
  Dates of Service: March, 2023 - Present
  Responsibilities: Cody manages a team that creates business intelligence reports and maintains the capability across the enterprise.

Other business experience in the past three years:

- Employer: Synergy Consulting
  Title: Senior Project Manager
  Dates of Service: December, 2022 - March, 2023

Responsibilities: Cody was a contractor at Florida Power and Light working in their Enterprise Data Program.

Name: Alexander Cadena

Alexander Cadena's current primary role is with Dental Tecks Inc. Alexander Cadena currently services 10 to 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director of Construction Operations, Board Member
  Dates of Service: October, 2023 - Present
  Responsibilities: Alex manages project execution and align construction strategies with overall business goals. He focuses on project oversight, efficient operations, quality control, and timely delivery across all construction initiatives. He owns 3.78% of the Company's equity.

Other business experience in the past three years:

- Employer: Sinter Form Designs
  Title: Director of Sales and Business Development
  Dates of Service: November, 2021 - October, 2023
  Responsibilities: Alexander led strategic sales outreach initiatives and played a crucial role in supporting the CEO with business operations.

Other business experience in the past three years:

- Employer: Master Contractors Inc
  Title: Project Manager
  Dates of Service: February, 2018 - October, 2021
  Responsibilities: Alexander was responsible for overseeing projects from inception to completion, coordinating with clients, architects, and subcontractors. His role involved planning, budget management, and on-site supervision.

Other business experience in the past three years:

- Employer: Dental Tecks Inc
  Title: Dental technician assistant
  Dates of Service: November, 2021 - Present
  Responsibilities: Alexander works with high precision digital scanning, 3d printing and milling for dental projects.

Name: Keith Hill

Keith Hill's current primary role is with Raytheon Technologies. Keith Hill currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Advisor, Co-Founder, Board Member (Part-Time)
  Dates of Service: May, 2021 - Present
  Responsibilities: Keith advises Printera's leadership on financial and corporate policy and overall strategic guidance. Keith does not receive cash compensation but owns 3.78% of the company's equity.

Other business experience in the past three years:

- Employer: Raytheon Technologies
  Title: Strategy Manager
  Dates of Service: September, 2022 - Present
  Responsibilities: Keith provides strategic insights and business case analysis for the Aerospace and Defense industry

Other business experience in the past three years:

- Employer: Pratt & Whitney
  Title: Corporate Strategy Specialist
  Dates of Service: September, 2018 - September, 2022

Responsibilities: Provide strategic insights and business case analysis for the Aerospace and Defense industry

Name: Justin D'Angelo Sr.

Justin D'Angelo Sr.'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Advisor, Board Member
  Dates of Service: March, 2021 - Present
  Responsibilities: Justin advises the company and also serves on the board of directors. He does not receive cash compensation but owns about 1.3% of the Company's equity.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Printera Inc. was formed on February 19, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Printera has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such

practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Technology and Market Adoption Risk
Printera's business model hinges on the successful adoption of 3D concrete printing technology within the construction industry. There is a risk that market acceptance may be slower than anticipated due to the industry's traditional nature, potential skepticism towards new technology, or the high initial costs associated with adopting 3D printing methods. Additionally, our technology must comply with varying local and national building regulations, which could delay or

complicate deployment. If these factors result in slower market penetration, it could adversely affect our revenue growth and market share. To mitigate these risks, Printera is dedicated to demonstrating the cost-effectiveness, quality, and environmental benefits of our technology through pilot projects, industry partnerships, and continuous innovation to align with regulatory standards.

Liquidity Risk
Given our current cash position and reliance on crowdfunding proceeds, there is a risk that the company may face liquidity issues if the campaign does not meet its target or if we are unable to secure additional financing. This could result in delayed operations, scaling back of projects, or in extreme cases, cessation of business activities.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Justin D'Angelo	4,165,956	Common Stock	45.54%

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 753,047 of Common Stock.

Common Stock

The amount of security authorized is 1,092,536 with a total of 0 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below for information on the voting proxy included in this offering.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Liquidation

Preferred Stock holders will have distribution preference in the event of Liquidation. Please refer to exhibit F for additional information.

Preferred Stock

The amount of security authorized is 9,157,464 with a total of 9,157,464 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

Dividend Rights:

■ Non-Cumulative Dividends: Preferred shareholders shall receive fixed dividends before any dividends are paid to Common shareholders. If the corporation does not declare a dividend in any given year, Preferred shareholders do not have the right to claim those dividends in the future.

■ Participating Dividends: Preferred shareholders may receive additional dividends based on predetermined conditions, often tied to the dividends received by Common shareholders.

Liquidation Preferences:

■ Preference Amount: In the event of liquidation, dissolution, or winding up of the company, Preferred shareholders shall be entitled to receive their initial investment back before any assets are distributed to Common shareholders.

■ Participating Liquidation Preference: After receiving their preference amount, Preferred shareholders shall participate

with Common shareholders in the remaining assets on a pro-rata basis.

Conversion Rights:

■ Optional Conversion: Preferred shareholders shall have the option to convert their shares into a redetermined number of Common shares at any time, at the shareholder's discretion.

■ Mandatory Conversion: Preferred shares shall automatically convert into Common shares upon certain events, such as a qualified IPO or the approval of a specified majority of Preferred shareholders.

Voting Rights:

■ Preferred shareholders shall have the right to vote on key corporate actions such as the issuance of new shares, mergers and acquisitions, or amendments to the company's bylaws or Articles of Incorporation.

Redemption Rights:

■ Optional Redemption: The company shall have the option to redeem the Preferred shares at a predetermined price, typically at a premium over the original issue price.

Anti-Dilution Protection: No special anti-dilution protection shall apply. All shareholders, including Preferred shareholders, shall be subject to equal dilution in future fundraising rounds.

Preemptive Rights: Preferred shareholders shall have the right to purchase additional shares in future rounds of financing to maintain their ownership percentage.

Information Rights: Preferred shareholders shall be entitled to receive regular financial statements, budgets, and other key business updates, which may not be available to Common shareholders.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: SAFE

Final amount sold: $410,000.00
Use of proceeds: Operations
Date: May 12, 2022
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue in 2023 was $111,110 compared to $5400 in 2022. The reason for this increase was primarily due to the shift from prototype to limited production.

Cost of Sales

Cost of sales in 2023 was $184,317 compared to $69,820 in 2022. The reason for this increase was primarily due to increased rent, where 2022 was only from September to December, increased labor and increased COGS to account for sales growth, among other general business expenses. .

Gross Margins

Gross margins in 2023 was 85.6% compared to -28% in 2022. The reason for this increase was primarily due to solidification of our manufacturing process and operational experience. We eliminated print failures, began using domestic supply of raw material at substantially lower cost, and batched our production days together to keep direct labor costs low.

Expenses

Expenses in 2023 was $168,287 compared to $62,885 in 2022. The reason for this increase was primarily due to full year operating costs vs partial year 2022. As explained above, rent was paid for a full year, more contracts resulted in higher labor rates and general business expenses across the board show increased activity. We began paid marketing initiatives, trade show attendance, and purchased operating and product insurance.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion that historical cash flows will not be indicative of the revenue and cash flows expected for the future because past cash flows only accounted for approximately 10% of our capacity in the present state. We have since experienced substantial new project inquiries and our book of business moving forward, adjusting for win probability is substantially more than historical. Past cash was primarily generated through a combination of SAFE investments and Sales. Our goal is to fill our production capacity and expand revenues accordingly This can be achieved with any number of pipeline projects currently in engineering, such as the printing of homes, or larger scale architectural projects.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September 2024, the Company has capital resources available in the form of a line of credit for $11,000 from Capital One, $10,000 from Home Depot, and $25,000 from SAFE Investors and $25,000 cash on hand. As of the creation of this report, the company also has $47,000 of accounts receivable with due periods within 30 days.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources

available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 90% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount of $15,000, we anticipate the Company will be able to operate indefinitely. This is based on a current monthly burn rate of $12k/month for expenses related to overhead, labor, marketing and materials.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 27 months. This is based on enacting our expansion plans, resulting in a future monthly burn rate of $55k/month for expenses related to overhead, labor, marketing and materials, and assuming no increase in present sales.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

- Creditor: Capital One
  Amount Owed: $0.01
  Interest Rate: 21.49%
  This is a line of credit. There is $11,000 available.

- Creditor: Home Depot
  Amount Owed: $0.01
  Interest Rate: 19.0%
  This is a line of credit. There is $10,000 available.

- Creditor: SAFE Investors
  Amount Owed: $0.01
  Interest Rate: 7.5%
  This is a line of credit. There is $25,000 currently available.

Related Party Transactions

- Name of Person: Immediate Family
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: This individual is an immediate family member of one of the owners.
  Material Terms: The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. The immediate family of one of the owners contributed $250,000 towards the startup costs as part of the SAFE investment. This investment was converted from notes to equity in 2024.

Valuation

Pre-Money Valuation: $15,018,240.96

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company has no options outstanding or reserved

for issuance or convertible securities outstanding. In making this calculation, we have assumed all preferred stock is converted to common stock.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.44 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,997.08, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Equipment
  30.0%
  Additional printing equipment for increased capacity and redundancy. We aim to go from a single printer operation to three printers and supporting equipment.

- Rent
  20.0%
  This covers two years rent in an expanded location. We presently occupy 3500 sq ft and plan to increase to 10,000 square feet.

- Company Employment
  20.0%
  Funds to be allocated for the expansion of our team. Key roles include sales, marketing and production assistance.

- Sales and Marketing
  20.0%
  Funds allocated to participation in trade shows, direct client presentations and enhanced digital marketing efforts.

- Buffer
  3.0%
  Allowance for unaccounted expenses or overages from the above categories.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://printera3d.com/ (https://printera3d.com/investor/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/printera

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Printera Inc.

[See attached]

Printera LLC (the "Company")
Registered as a Florida Limited Liability Company

For Jan 2022 – Dec 2023

Financial Statements (unaudited) and
Independent Accountant's Review Report

True Accounting & Finance Experts

Independent Accountant's Review Report

To Management
Printera
7930 SW Jack James Dr
Stuart, FL 34997

We have reviewed the accompanying financial statements of Printera LLC, which comprise balance sheets as of December 31, 2022 and 2023, and the related statements of profit & loss, cash flow, owner's equity and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statement as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Printera and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

TEasy

On behalf of True Accounting & Finance Experts LLC
CPA Firm# AD71676
Trumaine Easy, CPA
Miami, FL
August 29, 2024
(786) 823-3420

PRINTERA
Balance Sheets (Unaudited)
December 31, 2022 and 2023

	2022	2023
ASSETS		
Current Assets		
Bank Accounts	$ 94,751	$ 45,214
Accounts Receivable (A/R)	5,751	0
Security deposits	4,447	4,447
Total Current Assets	**104,949**	**49,661**
Fixed Assets		
3D Printing Equipment	233,247	233,247
Forklift	10,000	10,000
Accumulated depreciation	(25,325)	(50,649)
Total Fixed Assets	**217,923**	**192,598**
TOTAL ASSETS	**322,871**	**242,259**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Payroll Liabilities	0	591
Credit Cards	2,130	3,151
Unearned Revenue	0	785
Florida Department of Revenue Payable	351	1,812
Total Current Liabilities	**2,481**	**6,339**
Long-Term Liabilities		
SAFE Agreements	380,000	380,000
Total Liabilities	**382,481**	**386,339**
Equity		
Owner's Equity	30,135	50,000
Retained Earnings	(89,745)	(194,080)
Total Equity	**(59,610)**	**(144,080)**
TOTAL LIABILITIES AND EQUITY	**322,871**	**242,259**

See Accompanying Notes

PRINTERA
Statements of Profit and Loss (Unaudited)
Years ended December 31, 2022 and 2023

	2022	2023
Income		
Revenue	$ 5,400	$ 111,110
Discounts given	0	(6,498)
Total Income	**5,400**	**104,612**
Cost of Goods Sold	6,935	16,030
Gross Profit	**(1,535)**	**88,582**
Operating Expenses		
Advertising & marketing	108	2,799
Commissions & fees	0	14,560
Contract labor	11,309	15,926
General business expenses	1,011	20,953
Insurance	275	6,380
Legal & accounting services	0	333
Meals	1,799	1,329
Office expenses	17,249	22,262
Payroll expenses	0	3,528
Rent	17,793	61,038
Repairs & maintenance	1,090	1,844
Research and Development	373	467
Supplies	4,243	2,735
Travel	5,670	6,999
Utilities	1,723	3,518
Vehicle expenses	242	3,615
Total Operating Expenses	**62,885**	**168,287**
Net Operating Income/(Loss)	**(64,420)**	**(79,705)**
Other Income/(Expense)		
Other Income	0	695
Other Expenses		
Depreciation	(25,325)	(25,325)
Total Other Income/(Expense)	**(25,325)**	**(24,630)**
Net Income/(Loss)	**(89,745)**	**(104,335)**

PRINTERA
Statements of Cash Flows (Unaudited)
Years ended December 31, 2022 and 2023

	2022	2023
OPERATING ACTIVITIES		
Net Income	$ (89,745)	$ (104,335)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable (A/R)	(5,751)	6,536
Accumulated depreciation	25,325	25,325
Credit Card	2,130	1,020
Security deposits	(4,447)	0
Florida Department of Revenue Payable	351	1,461
Payroll Liabilities	0	591
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	17,608	34,933
Net cash provided by operating activities	**(72,137)**	**(69,402)**
INVESTING ACTIVITIES		
3D Printing Equipment	(233,247)	0
Forklift	(10,000)	0
Net cash provided by investing activities	**(243,247)**	**0**
FINANCING ACTIVITIES		
Owner's Contribution	30,135	19,865
SAFE Agreements	380,000	0
Net cash provided by financing activities	**410,135**	**19,865**
Net cash increase for period	94,751	(49,537)
Cash at beginning of period	0	94,751
Cash at end of period	**94,751**	**45,214**

See Accompanying Notes

PRINTERA
Statements of Owners Equity (Unaudited)
Years ended December 31, 2022 and 2023

	2022	2023
Beginning Balance, January 1	$ -	$ (59,610)
Owners Contributions	30,135	19,865
Net income/ (Loss)	(89,745)	(104,335)
Ending Balance, December 31	(59,610)	(144,080)

See Accompanying Notes

NOTE 1: Organization and Nature of Activities

Printera LLC ("the Company") was formed in the state of Florida on February 19, 2020. The company is established to operate a concrete 3D printing business, with principal operations at 7930 SW Jack James Dr. Stuart, Florida 34997. The company is managed by three owners. In addition, Printera has acquired funds for startup costs using Simple Agreements for Future Equity (SAFE).

NOTE 2: Summary of Significant Accounting Policies

Basis of Presentation

The company's financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). The company's fiscal year ends on December 31.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

Note 2: Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;

Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Fixed Assets

Fixed Assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. 3D Printing equipment is depreciated over ten years, and forklift is depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized.

Unearned Revenue

Unearned revenue, also known as deferred revenue, is money received by a company for goods or services that have not yet been delivered or performed.

Note 2: Summary of Significant Accounting Policies (continued)

Simple Agreements for Future Equity (SAFE) Agreements

A SAFE (Simple Agreement for Future Equity) is a type of investment contract used primarily by startups to raise capital. Key features of this investment

I. Future right to equity
II. No immediate valuation
III. No interest or maturity date
IV. Flexible terms

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to performance obligations

Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Income Taxes

As of December 31, 2023, the Company filed taxes as an Limited Liability Company (LLC).

NOTE 3 – Related Party Transactions

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. The i mmediate f amily o f o ne o f t he o wners contributed $250,000 towards the startup costs as part of the SAFE investment. This investment was converted from notes to equity in 2024 (see Note 4).

NOTE 4 – Subsequent Events

C-Corp Conversion: Printera has transitioned from an LLC to a C-Corp effective 07/10/2024. As part of this conversion, Printera is positioning itself for an imminent fundraising event, and all SAFE holders were converted to equity positions as of August 26, 2024.

Fundraise engagement: Printera was selected and approved to undergo a Regulation Crowdfunding Fundraising event with Startengine. The company is pursuing a funding goal of $1.23M.

Large infrastructure company contract: Printera has signed an international top supplier of infrastructure elements for a multi-phase contract to pilot 3D printed infrastructure elements, with several opportunities for extension and ultimate product fulfillment. As of 8/7/24, this pilot is well underway with the first phase complete, and second phase work scheduled.

The Company has evaluated subsequent events through August 29, 2024, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure

NOTE 5 – Going Concern

The accompanying financial statements have been prepared on a going concern basis. Printera has been operating at net loss for fiscal years 2022 and 2023. Net losses were expected for the proof of concept (POC) phase of operations. POC is demonstrating the feasibility of a new project, idea, or concept. Subsequently, the Company has experienced financial growth in 2024, and is no longer operating at a loss. Management has evaluated these conditions and plans to continue to generate revenues and raise capital as needed to satisfy its financial needs. No assurance can be given that the Company will be successful in these efforts, but the current trajectory is positive.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

startengine

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GET A PIECE OF PRINTERA

Pre-printed, Automated Concrete Construction

Printera is rethinking design and automating the construction process by utilizing innovative technologies like 3D Construction Printing, 3DCP.

Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


PRINTERA
An Innovator in the Use of 3D-Printed Concrete Technology

$0 Raised

OVERVIEW | ABOUT | TERMS | PRESS | DISCUSSION | INVESTING FAQS

Get Equity
$1.64 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	VALUATION
$249.28	$15.02M

REASONS TO INVEST

- Our founders are experienced individuals in the fields of residential construction, architecture, industrial design, landscape architecture, robotics, algorithmic design, 3D construction printing and defense.

Printera aims to be an industry pioneer in concrete 3D printing, with a proven track record of projects such as FL's first 3D printed house, FL's first 3D printed concrete reef, and NYC's first 3D printed concrete project.

Our innovative approach to Pre-Printed™ concrete elements allows us to deliver superior quality and precision while drastically reducing waste and on-site construction challenges.

TEAM



Justin D'Angelo • Chief Executive Officer, Board Member & principal accounting officer

Justin D'Angelo founded Printera in 2021. Before Printera Justin was an agile project manager overseeing projects for Royal Caribbean, HSBC, United Technologies and more. He obtained his bachelors in business management from Bentley University an...

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Justin Sheinberg • Chief Operating Officer, Board Member

Justin is the Co-Founder and COO at Printera, a leader in 3D construction printing. His journey in this innovative field began in 2021, when he created Florida's first 3D printed house under the original company name, Sinter Form Designs. This pioneerin...

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Alexander Cadena • Director of Construction Operations, Board Member

With a degree in Architecture from FAU and experience as a project manager for a design/build firm, Alex now works with the team at Printera. Alex focuses on fostering collaboration, driving innovation, and challenging traditional construction norms to ...

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THE PITCH

Rethink Design & Automate the Construction Process


PRINTERA
10+ Years of Combined Experience
CO_2 Absorbing Material
Faster Production

At Printera, we are revolutionizing the construction industry by bringing affordable customization and design freedom to all facets of construction; commercial, residential, landscape, civil, aquatic, and more. Our cutting-edge 3D concrete printing technology produces high-precision elements for projects of all sizes in a practical and cost-effective way.


PRINTERA
Concrete 3D Printing
00:55

We have been recognized by leaders in the industry as having some of the best print quality in the U.S. By manufacturing in a controlled facility, we ensure superior quality, reduce waste, and significantly cut down on on-site construction time and labor. With numerous successful projects, strong industry collaborations, and a commitment to sustainability, we believe we are well-positioned to capture a share of the $10 trillion global construction market.


PRINTERA
OTHERS

Controlled Environment	Affected by Outside Conditions
17 Sensors for Monitoring	Monitored by Construction Team
Extreme Precision Printing	Precision Affected by On-Site Construction

By eliminating the need for on-site printing, we can start immediately upon project approval. After the slab has been poured, our printed parts will be delivered to the site ready for installation, paving the way for a more innovative and inclusive design in building.

THE PROBLEM & OUR SOLUTION

Optimizing Construction Through Automation

The construction industry currently faces numerous challenges: labor shortages due to a lack of interest from younger generations, high costs of supplies both financially and environmentally, and extended project timelines caused by on-site issues.[1,2] These factors result in increased building costs and force clients to limit their design choices to save money.



Significant Cost Savings
Shorter Lead Times
Low-Carbon Solutions
Code Compliant Products

3D printing in construction is becoming more common, with pilot projects and small housing communities emerging globally. This technique promises to address the national construction shortage, and Fannie Mae now qualifies 3D-printed homes for financing.[3,4] However, most 3D printing systems encounter significant challenges in the field, such as labor increases, equipment damage, transportation costs, and weather delays. Fluctuations in temperature and humidity can affect the finish quality and strength, leading to higher costs for customers due to machine delivery, setup, and teardown, with projects often exceeding estimated completion dates.

We use an automated design algorithm that was developed in-house to instantly modify digital files, updating them to account for customers changing preferences, or even adjusting models as field conditions dictate.


Weave Planter
PRINTERA
Concrete 3D Printing

Printera’s innovative approach relocates all printing operations to a climate-controlled indoor facility. Since 2021, we've produced custom construction elements and wall segments with industry-leading quality. With the superior finish, our method reduces costs by eliminating downstream finishing work like stucco or drywall.



MATERIAL
PUMP
ROBOT
SILO
MIXER
CONCRETE HOSE
CONTROLLER
PRINTERA
17 EMBEDDED SENSORS

We measure ambient temperature, humidity, pump pressure, chamber pressure, mortar temperature, accelerant pressure, servo torque, capacity and more to ensure consistent print quality in real time. By keeping our robot in a controlled environment, we can produce construction elements regardless of weather, smoothly transitioning between various projects. Completed elements are stored and cured before site installation.

Social Stewardship

At Printera, we prioritize environmental sustainability. Our 3D printing technology works to significantly reduce construction waste, generating only a 5-gallon bucket of waste per day by printing precisely what is needed.

Additionally, we have the ability to incorporate carbon-sequestering additives into our print mixes. Partnering with Carbon Limit, we've integrated CaptureCrete into our designs, creating wall modules that

can absorb up to 10% of their weight in CO_2. We're committed to using this technology extensively, furthering our mission for sustainable construction solutions.

THE MARKET & OUR TRACTION

Growing Demand in Construction

The global construction market is experiencing unprecedented growth, driven by increasing urbanization, population growth, and the need for modern infrastructure. Valued at over $10 trillion, the construction industry is in desperate need of innovation.[5]


Global
Construction
Market Value
$10 Trillion

Source

Residential and Commercial Applications

The residential housing market is in dire need of efficient and affordable building solutions to address the growing demand for homes. Printera's 3D printing technology provides a scalable solution that significantly reduces construction time and costs while maintaining high-quality standards. Beyond residential housing, our technology is also perfectly suited for commercial projects, allowing for the creation of custom-designed structures that meet the specific needs of businesses and developers.


Gantt Chart: Traditional vs. Printed Concrete Construction
Site Preparation
Slab Cure
Block Wall Assembly
Framing, Roofing Windows & Doors
Rough-In
Stucco
Drywall
Interior Finish
Site Preparation
Wall Printing
Slab Cure
Wall Assembly
Framing, Roofing Windows & Doors
Rough-In
Drywall
Interior Finish
Traditional
Printed
Week 1
Week 2
Week 3
Week 4
Week 5
Week 6
Week 7
Week 8
Week 9
Week 10
Week 11
Week 12

We accelerate project timelines by printing construction elements as soon as they are approved. In housing, this means that we can reduce total project cycle times by printing all wall modules while the builder is working on site prep. We further save time downstream by providing all of the electrical and

utility cutouts in the wall segments before they are delivered to site, allowing trades to skip having to cut through cement blocks or wooden frames.

Sustainable Infrastructure Development

With increasing awareness of environmental issues, there is a strong demand for sustainable construction practices. We believe Printera is at the forefront of this movement, offering eco-friendly solutions that not only reduce waste but also incorporate carbon-sequestering materials. Our technology is ideal for infrastructure projects that require durable, long-lasting, and environmentally responsible construction methods.

The History Of Printera Begins with Two Companies Printed Patio and Sinter Form Designs

2021
- 1st 3D Printed House in Florida
- Outdoor Living Showcase

2022
- 1st 3D Printed Building for U.S. Air Force
- 1st 3D Printed Reef in Florida

2023
- World's Largest 3D Printed Building

In 2023, Printed Patio Acquired Sinter Form Designs and Became Printera

2023
- 3D Printed Coffee Bar in Tampa
- Carbon Sequestering 3DCP
- Entry Signage Shipped to Texas
- FAU Tech Runway Venture Class 12

2024
- 1st 3D Printed Concrete Project in NYC
- Concrete Collection for Landscape and Hardscape
- 2024 Pepperdine Most fundable Company
- Signed Contract with Global Infrastructure Elements Leader

Since our inception, Printera has successfully completed numerous projects throughout the U.S., showcasing the versatility and efficiency of our 3D printing abilities.

As we continue to expand our capabilities and market reach, we anticipate rapid growth and increased adoption of our 3D printing technology across various sectors of the construction industry.

WHY INVEST

Pioneering Technology


Why Printera
PRE-PRINTED
20 Minute Startup
Controlled Conditions
Crew of 1–3 People
Expanded Print Capabilities

Printera aims to lead the way in concrete 3D printing, redefining construction efficiency and quality with our advanced techniques. Our accomplishments include Florida's first 3D-printed house and Florida's first 3D-printed concrete reef, showcasing our innovative capabilities in a rapidly evolving market. As industry veterans, we have identified numerous opportunities for further technological development and are well-positioned to secure intellectual property with industry-wide relevance. Currently, we have one patent pending and multiple trade secrets undergoing refinement before patent application.


PRINTERA

A Record of Action & Accountability

We take each and every investment seriously, regardless of size. We have already raised $410K on SAFE notes and invested over $100K ourselves. We are not only fully committed to Printera, but to those who saw the potential in our solutions and us! We are committed to providing formal quarterly updates (available for you to review) and other regular insights via newsletters and direct emails. We know there are numerous opportunities when it comes to investing, and we could not be more grateful for the privilege of your support!

Invest in Printera and join us in printing a faster, more efficient, and eco-friendly future of construction.

ABOUT

HEADQUARTERS
7930 SW Jack James Dr.
Stuart, FL 34997

WEBSITE
View Site

Printera is rethinking design and automating the construction process by utilizing innovative technologies like 3D Construction Printing, 3DCP.

TERMS

Printera

Overview

PRICE PER SHARE
$1.64

VALUATION
$15.02M

DEADLINE
Dec. 24, 2024 at 7:59 AM UTC

FUNDING GOAL
$15k - $1.23M

Breakdown

MIN INVESTMENT
$249.28

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,997.08

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
9,146

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
753,047

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Reservation Bonus

All Reservation Holders in the StartEngine Campaign Page will receive 5% bonus shares.

Loyalty Bonus

Friends, family, and previous investors and customers will receive 7% bonus shares.

Time Based Perks

Super Early Birds: Invest within the first 72 hours and receive 15% bonus shares

Early Bird Bonus: Invest within the first two weeks and receive 10% bonus shares

Flash Perk: Invest on 45th - 51th day of the offering and receive 7% bonus shares

Blitz Perk: Invest on 65th - 71th day and receive 5% bonus shares

Volume-Based Perks

Tier 1

Invest $1,000+ and Printera will include your name on an artificial reef, to be donated to Florida Oceanographic Society, or other similar environmental charity organization. Your name commemorated on a founding investors plaque in the Printera HQ.

Tier 2

Invest $5,000+ and receive 2% bonus shares. Printera will include your name on an artificial reef, to be donated to Florida Oceanographic Society, or other similar environmental charity organization. Your name commemorated on a founding investors plaque in the Printera HQ. Invitation to Printera Investor open house event, where investors can get hands-on experience with the robots, and design a planter in real time.

Tier 3

Invest $10,000+ and receive 5% bonus shares. Printera will include your name on an artificial reef, to be donated to Florida Oceanographic Society, or other similar environmental charity organization. Your name commemorated on a founding investors plaque

in the Printera HQ. Invitation to Printera Investor open house event, where investors can get hands-on experience with the robots, and design a planter in real time. Exclusive 30 minute Zoom meeting with the executive team.

Tier 4

Invest $25,000+ and receive 10% bonus shares. You will receive the non-bonus share perks listed in Tier 3, and you may choose either an exclusive 30 minute Zoom meeting with the executive team or private tour of our print operation for Q&A.

Tier 5

Invest $50,000+ and receive 15% bonus shares. You will receive the non-bonus share perks listed in Tier 3, and you may choose either an exclusive 30 minute Zoom meeting with the executive team or private tour of our print operation for Q&A. You will also receive an invitation to a private investor dinner in South Florida.

**Lodging and travel will not be included in any of the Perks offered.*

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Printera will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.64 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $164. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus and the Reservations Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company will not incur any irregular use of proceeds.

PRESS

WPTV

Printed Patio, Florida Oceanographic Society Join Forces To Create Man-Made Reef

View Article

Tampa Bay Times

Flatbread and Butter To Open Downtown Tampa Cafe With 3D-Printed Coffee Bar

View Article

Tampa Bay Creative Loafing

Flatbread and Butter's Second Cafe Will Open In Downtown Tampa Next Year

View Article

12 News

3D-Printed Concrete Reef Put Into Florida Oceanographic Society's Gamefish Lagoon

View Article

The Town-Crier

World's Largest 3D-Printed Structure In Wellington

View Article

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The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Are you ready to transform the 10 trillion dollar construction industry? Welcome to Printera, where we are pioneering the future of building with our innovative 3D concrete printing technology.

Our journey started with a simple yet powerful idea: to harness the power of 3D printing and revolutionize the construction industry.

Printera is redefining how we build. Imagine a world where housing, commercial projects, infrastructure, and aquatic elements are constructed faster, more efficiently, and with less environmental impact.

Traditional construction methods are plagued with inefficiency, high costs, and significant environmental impact. Builders struggle with delays, material waste, and design limitations.

Printera bridges this gap with our advanced 3D concrete printing technology. Our platform enables the creation of complex and customizable concrete elements, integrating seamlessly with existing construction workflows. Whether it's residential homes, commercial buildings, infrastructure projects, or environmental initiatives like coral reefs, Printera can make building smarter, faster, and more sustainable.

Since our launch, Printera has completed numerous groundbreaking 3D printing projects, including the first 3D printed house in Florida, the first 3D printed artificial reef in Florida , New York City's very first concrete 3D printed project, and as well as numerous other commercial and infrastruture projects. We're addressing construction needs across various sectors and we believe we are well-positioned to capture a share of the $10 trillion global construction market.

We think we're on the brink of something big, and we want you to be a part of it. With your help, we can scale our technology, expand our reach, and enhance our platform's capabilities across residential, commercial, infrastructure, and environmental projects.

We're raising funds to bring Printera to the next milestone. With your support, we hope to secure key partnerships, optimize our platform, and reach new heights in the construction industry. Your investment will help us create a smarter, more powerful building ecosystem.

Don't miss out on this opportunity to invest in Printera and be part of the new construction revolution. Visit our StartEngine campaign page to learn more about our journey, and join us in transforming the future of building across all sectors.

Source:
https://www.mckinsey.com/~/media/McKinsey/Business%20Functions/Operations/Our%20Insights/Reinventing%20construction%20through%20a%20productivity%20revolution/MGI-Reinventing-Construction-In-Brief.pdf

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

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Hitting The Target Goal Early & Oversubscriptions

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

ARTICLES OF INCORPORATION OF PRINTERA INC.

ARTICLE I - NAME
The name of the corporation is PRINTERA INC.

ARTICLE II - PRINCIPAL OFFICE
The principal address of the corporation is: 7930 SW Jack James Drive, Stuart, FL 34997.

ARTICLE III - MAILING ADDRESS
The mailing address of the corporation is: 7930 SW Jack James Drive, Stuart, FL 34997.

ARTICLE IV - REGISTERED AGENT
The name and address of the registered agent of the corporation are: Justin A. D'Angelo, 1153 SW Fast Street, Palm City, FL 34990.

ARTICLE V - PURPOSE
The corporation is organized for any and all lawful purposes for which corporations can be organized under the Florida Business Corporation Act.

ARTICLE VI - SHARES
The total number of shares of stock that the corporation is authorized to issue is 10,250,000 shares, which are classified as follows:

- Common Stock: 1,092,536 shares authorized.
- Preferred Stock: 9,157,464 shares authorized.

ARTICLE VII - RIGHTS AND PREFERENCES OF STOCK CLASSES

1. Common Stock:
    - Voting Rights:
        - Each Common Share is entitled to one vote on all matters presented to shareholders for a vote.
        - Common shareholders grant their voting rights by proxy to the CEO of the Corporation as outlined in the offering documents.
    - Dilution: Common shareholders are subject to potential dilution if the Corporation issues additional shares, exercises stock options, or converts other instruments into shares, as described in the offering documents.
2. Preferred Stock:
    - Dividend Rights:
        - Non-Cumulative Dividends: Preferred shareholders shall receive fixed dividends before any dividends are paid to Common shareholders. If the corporation does not declare a dividend in any given year, Preferred shareholders do not have the right to claim those dividends in the future.
        - Participating Dividends: Preferred shareholders may receive additional dividends based on predetermined conditions, often tied to the dividends received by Common shareholders.

- Liquidation Preferences:
  - Preference Amount: In the event of liquidation, dissolution, or winding up of the company, Preferred shareholders shall be entitled to receive their initial investment back before any assets are distributed to Common shareholders.
  - Participating Liquidation Preference: After receiving their preference amount, Preferred shareholders shall participate with Common shareholders in the remaining assets on a pro-rata basis.
- Conversion Rights:
  - Optional Conversion: Preferred shareholders shall have the option to convert their shares into a predetermined number of Common shares at any time, at the shareholder's discretion.
  - Mandatory Conversion: Preferred shares shall automatically convert into Common shares upon certain events, such as a qualified IPO or the approval of a specified majority of Preferred shareholders.
- Voting Rights:
  - Preferred shareholders shall have the right to vote on key corporate actions such as the issuance of new shares, mergers and acquisitions, or amendments to the company's bylaws or Articles of Incorporation.
- Redemption Rights:
  - Optional Redemption: The company shall have the option to redeem the Preferred shares at a predetermined price, typically at a premium over the original issue price.
- Anti-Dilution Protection: No special anti-dilution protection shall apply. All shareholders, including Preferred shareholders, shall be subject to equal dilution in future fundraising rounds.
- Preemptive Rights: Preferred shareholders shall have the right to purchase additional shares in future rounds of financing to maintain their ownership percentage.
- Information Rights: Preferred shareholders shall be entitled to receive regular financial statements, budgets, and other key business updates, which may not be available to Common shareholders.

ARTICLE VIII - OFFICERS AND DIRECTORS

The name and address of each officer and director are as follows:

1. Justin A. D'Angelo
   Title: Director
   Address: 1153 SW Fast Street, Palm City, FL 34990
2. Cody Gatts
   Title: Director
   Address: 952 Cotton Bay Drive East Apt 1908, West Palm Beach, FL 33406
3. Alexander Cadena
   Title: Director
   Address: 4321 Golfers Circle East, Palm Beach Gardens, FL 33410

4. Keith R. Hill
   Title: Director
   Address: 15 Maplewood Drive, Wilbraham, MA 01095
5. Justin Sheinberg
   Title: Director
   Address: 4321 Golfers Circle East, Palm Beach Gardens, FL 33410
6. Justin E. D'Angelo Sr.
   Title: Director
   Address: 1121 SW Fast St. Palm City, FL 34990

ARTICLE IX - EFFECTIVE DATE
The effective date of incorporation is February 19, 2020.

ARTICLE X - INDEMNIFICATION
The corporation shall indemnify its officers, directors, employees, and agents to the fullest extent permitted by the Florida Business Corporation Act.

ARTICLE XI - AMENDMENTS
These Articles of Incorporation may be amended by a majority vote of the shareholders.

Executed this 30th day of August, 2024.

By:
Justin A. D'Angelo
Incorporator
1153 SW Fast Street,
Palm City, FL 34990

Registered Agent Acceptance:

I, Justin A. D'Angelo, agree to serve as the Registered Agent for PRINTERA INC.

Signature: ____________________________
Date: _________________________________

Exhibit G

Test The Waters Materials

(See attached)

Printera is taking reservations for a possible, upcoming round. Indicate interest today.

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GET A PIECE OF PRINTERA

Pre-printed, Automated Concrete Construction

Printera is rethinking design and automating the construction process by utilizing innovative technologies like 3D Construction Printing, 3DCP.

Reserve Now

This Reg CF Test the Waters offering is made available through StartEngine Primary, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Primary, LLC.



PRINTERA
An Innovator in the Use of 3D-Printed Concrete Technology

$31,982.36 Reserved

OVERVIEW | ABOUT | PRESS | REWARDS | DISCUSSION | INVESTING FAQS >

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RESERVED ⓘ $31,982.36

RESERVATIONS 38

REASONS TO INVEST

- Our founders are experienced individuals in the fields of residential construction, architecture, industrial design, landscape architecture, robotics, algorithmic design, 3D construction printing and defense.
- Printera aims to be an industry pioneer in concrete 3D printing, with a proven track record of projects such as FL's first 3D printed house, FL's first 3D printed concrete reef, and NYC's first 3D printed concrete project.
- Our innovative approach to Pre-Printed™ concrete elements allows us to deliver superior quality and precision while drastically reducing waste and on-site construction challenges.

the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" shares is simply an indication of interest.

TEAM



Justin D'Angelo • Chief Executive Officer, Board Member & principal accounting officer

Justin D'Angelo founded Printera in 2021. Before Printera Justin was an agile project manager overseeing projects for Royal Caribbean, HSBC, United Technologies and more. He obtained his bachelors in business management from Bentley University an...

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Justin Sheinberg • Chief Operating Officer, Board Member

Justin is the Co-Founder and COO at Printera, a leader in 3D construction printing. His journey in this innovative field began in 2021, when he created Florida's first 3D printed house under the original company name, Sinter Form Designs. This pioneerin...

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Alexander Cadena • Director of Construction Operations, Board Member

With a degree in Architecture from FAU and experience as a project manager for a design/build firm, Alex now works with the team at Printera. Alex focuses on fostering collaboration, driving innovation, and challenging traditional construction norms to ...

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THE PITCH

Rethink Design & Automate the Construction Process


PRINTERA
10+ Years of Combined Experience
CO_2 Absorbing Material
Faster Production

At Printera, we are revolutionizing the construction industry by bringing affordable customization and design freedom to all facets of construction; commercial, residential, landscape, civil, aquatic, and more. Our cutting-edge 3D concrete printing technology produces high-precision elements for projects of all sizes in a practical and cost-effective way.


PRINTERA
Concrete 3D Printing

We have been recognized by leaders in the industry as having some of the best print quality in the U.S. By manufacturing in a controlled facility, we ensure superior quality, reduce waste, and significantly cut down on on-site construction time and labor. With numerous successful projects, strong industry collaborations, and a commitment to sustainability, we believe we are well-positioned to capture a share of the $10 trillion global construction market.


PRINTERA
OTHERS
Controlled Environment
Affected by Outside Conditions
17 Sensors for Monitoring
Monitored by Construction Team
Extreme Precision Printing
Precision Affected by On-Site Construction

By eliminating the need for on-site printing, we can start immediately upon project approval. After the slab has been poured, our printed parts will be delivered to the site ready for installation, paving the way for a more innovative and inclusive design in building.

THE PROBLEM & OUR SOLUTION

Optimizing Construction Through Automation

The construction industry currently faces numerous challenges: labor shortages due to a lack of interest from younger generations, high costs of supplies both financially and environmentally, and extended project timelines caused by on-site issues.[1,2] These factors result in increased building costs and force clients to limit their design choices to save money.


Significant Cost Savings


Shorter Lead Times
Low-Carbon Solutions
Code Compliant Products

3D printing in construction is becoming more common, with pilot projects and small housing communities emerging globally. This technique promises to address the national construction shortage, and Fannie Mae now qualifies 3D-printed homes for financing.[3,4] However, most 3D printing systems encounter significant challenges in the field, such as labor increases, equipment damage, transportation costs, and weather delays. Fluctuations in temperature and humidity can affect the finish quality and strength, leading to higher costs for customers due to machine delivery, setup, and teardown, with projects often exceeding estimated completion dates.

We use an automated design algorithm that was developed in-house to instantly modify digital files, updating them to account for customers changing preferences, or even adjusting models as field conditions dictate.


PRINTERA
CONCRETE 3D PRINTING

Printera's innovative approach relocates all printing operations to a climate-controlled indoor facility. Since 2021, we've produced custom construction elements and wall segments with industry-leading quality. With the superior finish, our method reduces costs by eliminating downstream finishing work like stucco or drywall.


MATERIAL
PUMP
ROBOT
SILO
MIXER
CONCRETE HOSE
CONTROLLER
PRINTERA

We measure ambient temperature, humidity, pump pressure, chamber pressure, mortar temperature, accelerant pressure, servo torque, capacity and more to ensure consistent print quality in real time. By keeping our robot in a controlled environment, we can produce construction elements regardless of weather, smoothly transitioning between various projects. Completed elements are stored and cured before site installation.

Social Stewardship

At Printera, we prioritize environmental sustainability. Our 3D printing technology works to significantly reduce construction waste, generating only a 5-gallon bucket of waste per day by printing precisely what is needed.

Additionally, we have the ability to incorporate carbon-sequestering additives into our print mixes. Partnering with Carbon Limit, we've integrated CaptureCrete into our designs, creating wall modules that can absorb up to 10% of their weight in CO_2. We're committed to using this technology extensively, furthering our mission for sustainable construction solutions.

THE MARKET & OUR TRACTION

Growing Demand in Construction

The global construction market is experiencing unprecedented growth, driven by increasing urbanization, population growth, and the need for modern infrastructure. Valued at over $10 trillion, the construction industry is in desperate need of innovation.[5]

industry is in desperate need of innovation.



Global
Construction
Market Value
$10 Trillion

Source

Residential and Commercial Applications

The residential housing market is in dire need of efficient and affordable building solutions to address the growing demand for homes. Printera's 3D printing technology provides a scalable solution that significantly reduces construction time and costs while maintaining high-quality standards. Beyond residential housing, our technology is also perfectly suited for commercial projects, allowing for the creation of custom-designed structures that meet the specific needs of businesses and developers.



Gantt Chart: Traditional vs. Printed
Concrete Construction
Site Preparation
Slab Cure
Block Wall Assembly
Framing, Roofing Windows & Doors
Rough-In
Stucco
Drywall
Interior Finish
Site Preparation
Wall Printing
Slab Cure
Wall Assembly
Framing, Roofing Windows & Doors
Rough-In
Drywall
Interior Finish
Traditional
Printed
Week 1
Week 2
Week 3
Week 4
Week 5
Week 6
Week 7
Week 8
Week 9
Week 10
Week 11
Week 12

We accelerate project timelines by printing construction elements as soon as they are approved. In housing, this means that we can reduce total project cycle times by printing all wall modules while the builder is working on site prep. We further save time downstream by providing all of the electrical and utility cutouts in the wall segments before they are delivered to site, allowing trades to skip having to cut through cement blocks or wooden frames.

Sustainable Infrastructure Development

With increasing awareness of environmental issues, there is a strong demand for sustainable construction practices. We believe Printera is at the forefront of this movement, offering eco-friendly solutions that not only reduce waste but also incorporate carbon-sequestering materials. Our technology is ideal for infrastructure projects that require durable, long-lasting, and environmentally responsible construction methods.



The History Of Printera Begins with Two Companies Printed Patio and Sinter Form Designs
2021
• 1st 3D Printed House in Florida
• Outdoor Living Showcase
2022
• 1st 3D Printed Building for U.S. Air Force
• 1st 3D Printed Reef in Florida

2023	• World's Largest 3D Printed Building

In 2023, Printed Patio Acquired Sinter Form Designs and Became Printera

2023	• 3D Printed Coffee Bar in Tampa • Carbon Sequestering 3DCP • Entry Signage Shipped to Texas • FAU Tech Runway Venture Class 12
2024	• 1st 3D Printed Concrete Project in NYC • Concrete Collection for Landscape and Hardscape • 2024 Pepperdine Most fundable Company • Signed Contract with Global Infrastructure Elements Leader

Since our inception, Printera has successfully completed numerous projects throughout the U.S., showcasing the versatility and efficiency of our 3D printing abilities.

As we continue to expand our capabilities and market reach, we anticipate rapid growth and increased adoption of our 3D printing technology across various sectors of the construction industry.

WHY INVEST

Pioneering Technology



Why Printera

PRE-PRINTED

- 20 Minute Startup
- Controlled Conditions
- Crew of 1–3 People
- Expanded Print Capabilities

Printera aims to lead the way in concrete 3D printing, redefining construction efficiency and quality with our advanced techniques. Our accomplishments include Florida's first 3D-printed house and Florida's first 3D-printed concrete reef, showcasing our innovative capabilities in a rapidly evolving market. As industry veterans, we have identified numerous opportunities for further technological development and are well-positioned to secure intellectual property with industry-wide relevance. Currently, we have one patent pending and multiple trade secrets undergoing refinement before patent application.


PRINTERA

A Record of Action & Accountability

We take each and every investment seriously, regardless of size. We have already raised $410K on SAFE notes and invested over $100K ourselves. We are not only fully committed to Printera, but to those who saw the potential in our solutions and us! We are committed to providing formal quarterly updates (available for you to review) and other regular insights via newsletters and direct emails. We know there are numerous opportunities when it comes to investing, and we could not be more grateful for the privilege of your support!

Invest in Printera and join us in printing a faster, more efficient, and eco-friendly future of construction.

ABOUT

HEADQUARTERS
7930 SW Jack James Dr.
Stuart, FL 34997

WEBSITE
View Site

Printera is rethinking design and automating the construction process by utilizing innovative technologies like 3D Construction Printing, 3DCP.

PRESS

WPTV
Printed Patio, Florida Oceanographic Society Join Forces To Create Man-Made Reef

View Article

Tampa Bay Times
Flatbread and Butter To Open Downtown Tampa Cafe With 3D-Printed Coffee Bar

View Article

Tampa Bay Creative Loafing
Flatbread and Butter's Second Cafe Will Open In Downtown Tampa Next Year

View Article

12 News
3D-Printed Concrete Reef Put Into Florida Oceanographic Society's Gamefish Lagoon

View Article

The Town-Crier
World's Largest 3D-Printed Structure In Wellington

View Article

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Printera.

$249

Reservation Bonus

All Reservation Holders in the StartEngine Campaign Page will receive 5% bonus shares.

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FAQS

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Hello investors!

I wanted to take this opportunity to update you on the latest and greatest at Printera. As I mentioned in our previous email, we were gearing up to launch on startengine. The startengine review process and the SEC form C review took longer than I had anticipated but we are finally ready! Over the weekend our reservation page went live and the actual campaign should kick off next week!

One of the key goals in the short term for us is to achieve 100 investors, regardless of individual investment amount, in the first 30 days in order to become a featured campaign, which gives us huge exposure.

I therefore am also humbly asking if you would share the campaign page through your networks and consider investing, even at the $250 minimum level to help us reach that 100 investor key milestone. Of course, as existing principal investors thus far, I added your emails to a behind the scenes friends and family program that grants an extra 7% share bonus, which is stackable with other bonuses. Below is the compliance-approved email that outlines how that works.

Of course, I'm happy to speak with you directly on the details and what we have been up to even further. If you would like to give me a call, please feel free to do so at your leisure.

Regardless of participation in the below, I can't stress enough how appreciative we are of the role you all have played in helping us reach this point! These next 4 months are going to be really huge for Printera!

Hi [recipient],

I'm excited to share that Printera is gearing up to launch a crowdfunding campaign on StartEngine, and I'd love for you to be part of it! Right now, we're in the reservation period, and there are some great perks for getting in early.

- 5% bonus is available for reserving your spot. This reservation does not require a cash commitment and is modifiable at the time of conversion.
- An additional 7% bonus for friends and family! Simply send me your email, and I'll upload it to StartEngine to qualify. I have until EOD on the 18th to provide the email list.
- Once the campaign officially launches, you'll be able to convert your reservation into an investment. If you do so within the first 72 hours, you'll also receive a 15% bonus that stacks with the others. To lock in your reservation, visit our campaign page at www.startengine.com/offering/printera

This is a unique opportunity to support Printera and receive some fantastic benefits along the way. Let me know if you're interested or have any question

Best,

Justin

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

Printera

Intro

3D printing with concrete to create beautiful bespoke architecture and landscape features for Florida and the world!

Page · Furniture

7930 SW Jack James Dr.

info@printera3d.com

printera3d.com

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Printera
18h ·

We've been working on something BIG, and we're excited to share it with you! Printera is launching a StartEngine campaign soon, giving you a unique opportunity to own a piece of innovation and be a part of our journey.

From groundbreaking projects to redefining the future of construction, we're inviting you to join us as we push the boundaries of design and technology. Don't miss your chance to invest in a company that's transforming the way we build.

Follow us to stay updated on our launch date, and get ready to be part of something truly game-changing!

Register your interest on our page for a special reservation bonus, and be the first to know when the campaign officially launches!

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

#concrete3dprinting #3dcp #startengine #innovation #additivemanufacturing




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Ever wanted to own a piece of innovation? Now's your chance!
printera3dcp
printera3dcp We've been working on something BIG, and we're excited to share it with you! Printera is launching a StartEngine campaign soon, giving you a unique opportunity to own a piece of innovation and be a part of our journey.
From groundbreaking projects to redefining the future of construction, we're inviting you to join us as we push the boundaries of design and technology. Don't miss your chance to invest in a company that's transforming the way we build.
Follow us to stay updated on our launch date and get ready to be part of something truly game-changing!
Register your interest on our page for a special reservation bonus, and be the first to know when the campaign officially launches!
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.
#concrete3dprinting #3dcp #startengine #innovation #additivemanufacturing
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vruitinga Of course!
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